UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 AMENDMENT NO. 1

                                       to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Mizar Energy Company.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    60685C109
                                    ---------
                                 (CUSIP Number)

                                 Gary D. Verdier
                       2400 E. Commercial Blvd., Suite 211
                            Fort Lauderdale, FL 33308
                                 (954) 938-8010
                                 --------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 31, 2000
                                  ------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper formal shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13D

CUSIP No. 60685C 10 9                    Page     1      of     10        Pages
                                              ----------     ----------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         INGENUE INCORPORATED, successor by merger to HBOA.COM, Inc.
--------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |x|
                                                                 (b)  |_|
--------------------------------------------------------------------------------

   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*
         00

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

--------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         District of Columbia
================================================================================
    NUMBER OF          7     SOLE VOTING POWER

      SHARES                 0
                   -------------------------------------------------------------
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                0
                   -------------------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER

    REPORTING                0
                   -------------------------------------------------------------
      PERSON          10     SHARED DISPOSITIVE POWER
       WITH
                             0
================================================================================


  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0

  14     TYPE OF REPORTING PERSON*

         CO

                                  SCHEDULE 13D

CUSIP No. 60685C 10 9                      Page     2     of    10      Pages
                                                ---------    ---------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         Gary D. Verdier
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |x|
                                                                     (b)  |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
================================================================================
    NUMBER OF          7     SOLE VOTING POWER

      SHARES                 6,054,574
                    ------------------------------------------------------------
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                0
                    ------------------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER

    REPORTING                6,054,574
                    ------------------------------------------------------------
      PERSON          10     SHARED DISPOSITIVE POWER

       WITH                  0
================================================================================

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,054,574
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         60.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

SCHEDULE 13D

CUSIP No. 60685C 10 9                     Page     1      of     10      Pages
                                               ----------    ----------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         Dundas Systems, Inc..
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |x|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
================================================================================
    NUMBER OF          7     SOLE VOTING POWER

      SHARES                 216,226
                    ------------------------------------------------------------
   BENEFICIALLY       8      SHARED VOTING POWER

     OWNED BY                0
                    ------------------------------------------------------------
       EACH           9      SOLE DISPOSITIVE POWER

    REPORTING                216,226
                    ------------------------------------------------------------
      PERSON         10      SHARED DISPOSITIVE POWER

       WITH                  0
================================================================================

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This Amendment No. 1 amends the Statement on Schedule 13-D dated December 28, 1999 filed pursuant to Schedule 13-D of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, by Gary Verdier and Ingenue Incorporated, a Florida company, successor by merger to HBOA.Com, Inc., a District of Columbia corporation ("Merged HBOA" or "HBOA").

         On May 31, 2000, Merged HBOA was merged with and into Ingenue Incorporated, a wholly- owned subsidiary ("Ingenue") of Mizar Energy Company ("Mizar"). At the effective time of the Merger, Merged HBOA's separate existence was terminated and all of its assets and liabilities were merged into Ingenue. All 850,000 shares of Mizar's common stock that were held by Merged HBOA were canceled in the Merger and Ingenue, the successor by merger to HBOA is filing this Amendment No. 1 to its Schedule 13-D to indicate that it is no longer owns any shares of common stock of Mizar. As a result of the Merger, Mr. Verdier's ownership of Mizar's common stock went from being indirect ownership through his interest in HBOA to direct ownership of 6,054,574 Mizar's common stock.

Item 2.  Identity and Background

         This Amendment No. 1 to Statement on Scheduled 13-D filed on December 28, 1999 is being filed by (i) Gary Verdier, an individual who is a director and principal shareholder of Mizar, (ii) Dundas Systems, Inc., a Florida company engaged in selling various business products and (iii) Merged HBOA.

         Mr. Verdier is a U.S. citizen and his business address is 2400 E. Commercial Blvd, Suite 211, Ft. Lauderdale, FL 33308. Dundas Systems is a Florida corporation and its principal business address is 5200 NW 33rd Avenue, Suite 215, Ft. Lauderdale, Florida 33309. Mr. Verdier is sole executive officer, director and shareholder of Dundas.

         Merged HBOA is also filing this Amendment No. 1 to indicate that it no longer owns any shares in Mizar. The business address for Merged HBOA is 2400 E. Commercial Blvd., Suite 211, Ft. Lauderdale, FL 33308.

         During the last five years, neither Merged HBOA, Dundas Systems nor Mr. Verdier has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On May 31, 2000, HBOA was merged with and into Ingenue, a wholly-owned subsidiary of Mizar Energy Company. As consideration for the Mizar Shares, the HBOA Shareholders delivered to Mizar and Ingenue all of the capital stock of HBOA. Mr. Verdier delivered an aggregate of 6,054,574 shares of HBOA's common stock to Mizar as consideration for the 6,054,574 Mizar Shares issued to him in the Merger. Mr. Verdier owns 5,838,348 shares of Mizar Shares directly and 216,226 Mizar Shares through Dundas Systems, Inc., a company in which Mr. Verdier is the sole shareholder.

Item 4.  Purpose of Transaction

         HBOA, Ingenue, Mizar, Mr. Verdier and Dundas Systems entered into the Merger for business reasons. Mizar wanted to merge HBOA's Internet portal business into its wholly-owned subsidiary. The HBOA Shareholders approved the Merger because they wanted to have shares in a company that could have a public market. The Mizar Shares were issued to Mr. Verdier and Dundas in a private transaction pursuant to Section 4(1) of the Securities Act of 1933, as amended, and thus the resale of the Shares is restricted.

         Mr. Verdier intends to increase the size of Mizar's Board of Directors. Except as described in the preceding paragraphs, Mr. Verdier does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Mizar or the disposition of securities of Mizar, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Mizar, (c) a sale or transfer of a material amount of assets of Mizar, (d) any material change in the present capitalization or dividend policy of Mizar, (f) any other material change in Mizar's business or corporate structure, (e) any changes in Mizar's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Mizar by any person, (f) a class of securities of Mizar's to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (g) a class of equity securities of Mizar becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Acts of 1934 or (h) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) Mr. Verdier is deemed to beneficially own 6,054,574 shares of Mizar's common stock, representing approximately 60.5% of Mizar's issued and outstanding common stock. Mr. Verdier owns 5,838,348 shares of Mizar's common stock directly and 216,226 shares through Dundas. Mr. Verdier owns all of the issued and outstanding shares of Dundas, and by virtue of this relationship is deemed to be the beneficial owner of 100% of the common stock owned by Dundas.

         (b) Except as set forth above, neither HBOA, Dundas nor Mr. Verdier has effected any transactions in the shares of Mizar's Common Stock during the last sixty days.

         (c)      Not applicable.

         (d)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Mizar to which Mr. Verdier is a party or is subject.

Item 7.           Materials to be filed as Exhibits

                  (a)      Joint Filing Agreement pursuant to Rule 13d-1(f)
                  (b) Plan and Agreement of Merger dated May 24, 2000 between HBOA and
                           Ingenue.
                  (c) Articles of Merger filed with the Florida Secretary of State on May 31, 2000..
                  (d) Articles of Merger of Domestic & Foreign Corporations filed with the
                           Department of Consumer and Regulatory Affairs and Business Regulation Administration on May 31, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 12, 2000             /s/ Gary Verdier
                                 ----------------
                                 Gary Verdier



                                 DUNDAS SYSTEMS, INC.


Dated: June 12, 2000             /s/ Gary Verdier
                                 ----------------
                                 Gary Verdier

                                 INGENUE INCORPORATED, successor by merger to HBOA., Inc., a District of Columbia corporation

Dated: June 12, 2000             /s/ Gary Verdier
                                 ----------------
                                 Gary Verdier

                             JOINT FILING AGREEMENT

                           (Pursuant to Rule 13d-1(f))

         The undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement ("Agreement") is attached is, and any amendements, will be filed with the U.S. Securities and Exchange Commission on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all together shall constitute one and the same Agreement.

Dated: June 12, 2000                        /s/ Gary D. Verdier
                                             -------------------
                                                Gary D. Verdier


                                            DUNDAS SYSTEMS, INC.


Dated: June 12, 2000                        /s/ Gary D. Verdier
                                            -------------------
                                            Gary D. Verdier, President